Press Release

[Graphic omitted] Ahold



                                                                Royal Ahold
                                                                Public Relations



                                                            Date: April 11, 2003
                                           For more information: +31.75.659.5720





Ahold confirms date of Shareholders' Meeting

Zaandam, The Netherlands, April 11, 2003 -- The Supervisory Board of Ahold today confirmed it will convene a General Meeting of Shareholders on May 13, 2003.

As provided for under Section 37.2 of the Company's Articles of Association, at the General Meeting the Company will request an extension of the May 29, 2003 deadline for the completion of its annual accounts for fiscal year 2002. The Company will request a six-month extension, although Ahold intends to complete the audited consolidated financial statements by June 30, 2003, as required under its credit facility announced on February 24, 2003. Other items to be voted on include the appointment of Dudley Eustace to the Ahold Corporate Executive Board and the appointment of Jan Hommen to the Ahold Supervisory Board. Dudley Eustace has been acting as interim Chief Financial Officer since March 11, 2003. Ahold announced on February 27, 2003 its intention to appoint Jan Hommen, currently Finance Director of Royal Philips.

The venue for the Ahold shareholders' meeting will be the Fortis Circustheater in The Hague. The meeting will start at 3:00 p.m. CET.

All further details will be announced through the appropriate publications on or about April 15, 2003.


Ahold Corporate Communications: +31.75.659.5720




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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include statements as to the date of completion of the fiscal year 2002 financial statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ material from future results expressed or implied by the forward-looking statements. There are important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements, including the timing of the completion of the audit. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward~looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.
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                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
                                                  Fax:   +31 (0)75 659 8302
http://www.ahold.com